UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. _9_)

Boston Omaha Corporation

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

101044105

(CUSIP Number)

1601 Dodge Street, Suite 3300

Omaha, Nebraska 68102

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 11 Pages

CUSIP No. 101044105	13D	Page 1 of 11 Pages

1.	NAMES OF REPORTING PERSONS Magnolia Capital Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (power for all SMAs) 0
	8.	SHARED VOTING POWER 580,558
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 580,558
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,558
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.95%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 101044105	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Magnolia BOC I, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER (power for all SMAs) 0
	8.	SHARED VOTING POWER 5,589,253
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,589,253
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,589,253
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.79%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 101044105	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS The Magnolia Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF OKLAHOMA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,262,987
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,262,987
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,262,987
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.05%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 101044105	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Adam K. Peterson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,692,042
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,692,042
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,692,042
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.49%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 101044105	13D	Page 5 of 11 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of Class A common stock, par value $0.001 per share (the “Common Stock”) of Boston Omaha Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1601 Dodge Street, Suite 3300, Omaha, Nebraska 68102.

Item 2. Identity and Background.

(a)-(c)	This Schedule 13D is being jointly filed by Magnolia Capital Fund, LP (“MCF”), Magnolia BOC I, LP (“BOC I”), The Magnolia Group, LLC (“TMG”), a registered investment adviser, and Adam K. Peterson (each a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, par value $0.001 per share of the Issuer (the “Common Stock”) owned directly by MCF, BOC I, TMG, and Mr. Peterson.

TMG is the general partner of MCF and BOC I. Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the Common Stock held by MCF and BOC I and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by MCF and BOC I. TMG and Mr. Peterson disclaim beneficial ownership of the Common Stock held by MCF and BOC I. Mr. Peterson may exercise voting and dispositive power over the Common Stock he holds directly for his own account and that are held in the account of TMG.

The principal business address of each of the Reporting Persons is 1601 Dodge Street, Suite 3300

Omaha, Nebraska 68102.

(d)	During the past five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none the of Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	MCF and BOC I are Delaware limited partnerships. TMG is an Oklahoma limited liability company and registered investment adviser. Mr. Peterson is a U.S.citizen.

Item 3. Source or Amount of Funds or Other Consideration.

The source and consideration for the Common Stock beneficially owned by the Reporting Persons, as described in this Schedule 13D, are as follows:

(1)	MCF directly holds 527,780 shares of Class B Common Stock and 52,778 Class B warrants. Its cost basis in these assets is $5,252,568.00. Consideration for these assets came from the working capital of MCF.

(2)	TMG directly holds 93,176 shares of Common Stock. The shares held directly by TMG were originally purchased by MCF and distributed in-kind to TMG effective as of June 30, 2018 at a cost basis of $1,070,961.18. Consideration for these shares, when originally purchased, came from the working capital of MCF.

(3)	Adam K. Peterson directly holds 429,055 shares of Common Stock. 87,962 of the shares held directly by Mr. Peterson were originally purchased by MCF and distributed in-kind to Mr. Peterson effective as of June 30, 2018 at a cost basis of $1,011,033.67. Consideration for these shares, when originally purchased, came from the working capital of MCF. Effective as of May 28, 2020, 9,375 additional shares of Common Stock were purchased by Mr. Peterson at a cost basis of $150,000. The shares were purchased by Mr. Peterson. 137,927 of the shares held directly by Mr. Peterson were originally held by BOC II and distributed in-kind to Mr. Peterson on June 23, 2021 at a cost basis of $2,621,819.20. 193,791 of the shares held directly by Mr. Peterson were originally held by BOC and distributed in-kind to Mr. Peterson on July 26, 2021 at a cost basis of $4,398,865.30.

(4)	BOC I directly holds 5,589,253 shares of Common Stock. 1,888,412 shares of the Common Stock were purchased by TMG for the benefit of BOC I at an aggregated price of approximately $44,000,000, and consideration for these shares of Common Stock came from the working capital of BOC I. Effective as of June 30, 2018, 2,894,120 additional shares of Common Stock were contributed in-kind to BOC I, at an original cost basis at the time of purchase of $33,264,874.98, and consideration for these shares of Common Stock, when originally purchased, came from the working capital of MCF. Effective as of February 1, 2019, 2,896,989 additional shares of Common Stock were contributed in-kind to BOC I by one of its limited partners, at an original cost basis at the time of purchase of approximately $67,499,844, and consideration for these shares of Common Stock, when originally purchased, came from the working capital of the limited partner that contributed the shares. Effective as of March 1, 2019, the 280,574 additional shares of Common Stock were contributed in-kind to BOC I by one of its limited partners, at an original cost basis at the time of purchase of approximately $2,448,252, and consideration for these shares of Common Stock, when originally purchased, came from the working capital of the limited partner that contributed the shares. Effective as of July 26, 2021, BOC I distributed to its limited partners 970,842 shares of the Common Stock at an aggregated cost basis of approximately $11,292,085.76. Effective May 25, 2022, 1,400,000 additional shares of Common Stock being reported in this Schedule 13D were distributed in-kind to its limited partners at an aggregate cost basis of approximately $15,330,808.22.

Item 4. Purpose of Transaction.

This Schedule 13D amendment is being filed to report that, effective May 25, 2022, BOC I distributed in-kind to its partner 1,400,000 shares of Common Stock. As a result of the distribution BOC I is no longer deemed a beneficial owner of such distributed shares and, accordingly, the number of shares reported by BOC I is decreased by 1,400,000 (with a corresponding decrease in the number of shares beneficially owned by TMG, as the general partner of BOC I, and Adam Peterson, as the managing member of TMG).

The shares of Common Stock that were previously held by and reported by BOC I were distributed in-kind to partners of BOC I that are unaffiliated with the Reporting Persons and thus such shares of Common Stock are no longer deemed beneficially owned by the Reporting Persons and are no longer reported by the Reporting Persons in this Schedule 13D.

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business. All purchases of the Common Stock were based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Given the Reporting Persons’ ownership percentage of, and Mr. Peterson’s role with, the Issuer, the Reporting Persons holding of the Common Stock may have the purpose or effect of controlling the Issuer.

Although Reporting Persons have no specific plan or proposal to acquire additional Common Stock or dispose of the Common Stock, Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.

Adam K. Peterson is co-Chief Executive Officer and co-Chairman of the Board of the Issuer. As a result, the Reporting Persons will, in the ordinary course, engage in communications with one more shareholders of the Issuer, one or more officers of the Issuer, other members of the board of directors of the Issuer, and other representatives of the Issuer regarding the Issuer.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)	Currently, the Reporting persons beneficially own 6,111,484 shares of Class A common stock, 527,780 shares of Class B common stock, and 52,778 Class B warrants. The Class B warrants include 1,262 Class B warrants at a strike price of $8.00 and 51,516 Class B warrants at a strike price of $10.00.

The Class B warrants are convertible at any time and at the holder’s election into shares of the Issuer’s Class B common stock. The Class B common stock is convertible at any time, at the holder’s election and for no additional consideration, into shares of Class A common stock on a one-on-one basis. The conversion right has no expiration date.

Based on the foregoing:

Mr. Peterson may be deemed the beneficial owner of 6,692,042 shares of Common Stock held for himself and the accounts of TMG, MCF, and BOC I.

TMG may be deemed the beneficial owner of 6,262,987 shares of Common Stock held for itself and the accounts of the MCF and BOC I.

MCF may be deemed the beneficial owner of 580,558 shares of Common Stock that it holds.

BOC I may be deemed the beneficial owner of 5,589,253 shares of Common Stock that it holds.

BOC II no longer holds any shares of Common Stock.

The Issuer's 10-Q, filed on May 13, 2022, listed 28,642,801 shares of the Issuer's Class A common stock outstanding, and 1,055,560 shares of Class B common stock outstanding. The shares beneficially owned, in total, represent approximately 22.53% of the shares issued and outstanding. For purposes of determining the number of shares outstanding, for those Reporting Persons that report beneficial ownership of the Warrants, the Common Stock underlying the Warrants has been added to the Issuer's reported outstanding share count.

(b)	The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 5(b) for each such Reporting Person.

(c)

In the past 60 days, the following transaction was effected by TMG on behalf of BOC I:

Effective May 25, 2022, BOC I distributed in-kind to its partners, 1,400,000 shares of its Common Stock, as described above in Item 4. No purchase price was paid in connection with the transaction. The transaction was effected through BOC I’s account.

(d)	Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e)        This item is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The powers of disposition and voting of the shares held for MCF are held pursuant to a limited partnership agreement entered into between MCF and TMG. The powers of disposition and voting of the shares held for BOC I are held pursuant to a limited partnership agreement entered into by and between BOC I and TMG. As described above in Item 2, Mr. Peterson is the managing member of TMG.

The Reporting Persons entered into a lock-up agreement with Wells Fargo Securities, LLC in the form of, and as described in, the Issuer's 8-K filed April 1, 2021.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as Exhibits to this statement.

Exhibit A – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	May 26, 2022

Magnolia BOC I, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	May 26, 2022

The Magnolia Group, LLC

By:	The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson
Title:	Manager

Date:	May 26, 2022

Adam K. Peterson

By:	/s/ Adam K. Peterson
Name:	Adam K. Peterson

Date:	May 26, 2022